Akers Biosciences, Inc.

1185 Avenue of the Americas

3rd Floor

New York, New York 10036

March 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Christopher Edwards

Re:	Akers Biosciences, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-4
Filed on March 19, 2021
File No. 333-252181 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 and Rule 460 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Akers Biosciences, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 12:00 p.m., Eastern Time, on March 23, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours, AKERS BIOSCIENCES, INC.

By:	/s/ Christopher C. Schreiber
Christopher C. Schreiber Chief Financial Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Jayun Koo, Esq., Haynes and Boone, LLP